EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 30,	December 31,
	2005	2004
	(In millions, except ratios)
Earnings:
Net income	$80.3	$85.2
Plus: Income taxes	60.3	38.6
Fixed charges	21.1	15.4
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	—

	$161.7	$139.2

Fixed Charges:
Interest expense	$16.5	$12.0
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	4.6	3.4

	$21.1	$15.4

Ratio of Earnings to Fixed Charges	7.66	9.04